Exhibit 12

SOUTH JERSEY GAS COMPANY
Calculation of Ratio of Earnings to Fixed Charges
(IN THOUSANDS)

	Fiscal Year Ended December 31,

	2010		2009		2008		2007		2006

Net Income	$43,925		$39,195		$39,431		$38,025		$35,779

Income Taxes, Net	29,678		27,104		26,508		26,652		24,811

Fixed Charges*	18,010		16,764		19,089		20,928		22,274

Capitalized Interest	(369)		(322)		(152)		(151)		(175)

Total Available for Coverage	$91,244		$82,741		$84,876		$85,454		$82,689

Total Available	5.1	x	4.9	x	4.4	x	4.1	x	3.7	x
Fixed Charges

* Fixed charges consist of interest charges (rentals are not material).